UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                   Diversified Financial Resources Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   25520Q 20 9
                                 (CUSIP Number)


                     John Chapman 1771 Wolviston Way, San Diego, CA 92154
                                   (619) 575-7041
            (Name, address and telephone number of the person authorized to receive notices and communications)


                                September 3, 2004
            (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



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                                  SCHEDULE 13D
CUSIP No. 25520Q 10 0
1) NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               John Chapman
2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                      (A) (  )
                      (B) ( X )

3)  SEC USE ONLY
4)  SOURCE OF FUNDS
               SC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E).
6) CITIZENSHIP OR PLACE OF ORGANIZATION
       John Chapman is a United States Citizen.



                        7)  SOLE VOTING POWER                    2,532,370,500
                            NUMBER OF SHARES

                    --------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                     0
OWNED BY
EACH                ---------------------------------------------------------
REPORTING             9)  SOLE DISPOSITIVE POWER                2,532.370,500
PERSON WITH

                      10)  SHARED DISPOSITIVE POWER               0


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,532,370,500

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               53.77%

14)  TYPE OF REPORTING PERSON
                IN










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Item 1.  Security and Issuer

This schedule relates to common stock, no stated par value per share, of Diversified Financial Resources Corporation ("Diversified"), a Delaware corporation with principal offices at 1771 Wolviston Way, San Diego, California 92154.

Item 2.  Identity and Background

(a) This schedule is filed by John Chapman, an individual ("Chapman".)

(b) The business address for Chapman is 1771 Wolviston Way, San Diego, California 92154

(c) The principal business of Chapman is Business Consultant.

(d) Chapman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, Chapman has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Chapman is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Chapman

The 2,500,000,000 shares that are the reason for filing this schedule were acquired by Chapman from Diversified for services rendered in connection with his services as President (2,000,000,000) and as a director (500,000,000) for the corporation. His services for Diversified include the review and development of various business opportunities and maintenance of current operations for the benefit of the corporation.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of the Issuer and describes any plans or proposals resulting in material transactions with Diversified.

Chapman has recently received 2,500,000,000 shares of common stock issued by Diversified for services provided to the corporation as an officer and director.

Chapman is not aware of any current plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of Diversified's assets, involve any additional change in the directors or management of Diversified, change its dividend policies, involve a change in the Diversified's business or corporate structure, or change its charter or by-laws or the status of its common stock. Chapman also intends to look for business' which can be acquired by Diversified.

Item 5.  Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities, identified pursuant to Item 1, owned by Chapman is 2,532,370,500. The percentage of the class of securities, identified pursuant to Item 1, owned by Chapman is 53.77%.

(b) (i) For Chapman the number of shares as to which there is sole power to vote or to direct the vote is 2,532,370,500, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 2,532,370,500, the number of shares with shared power to dispose or to direct the disposition is 0.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7.  Material to Be Filed as Exhibits.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:8 September 2004                 /S/ John Chapman
  -------------------            ----------------------------------------
                                    John Chapman, an Individual


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).



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